                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
   SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. --)*

                                 eXegenics, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    23282G105
                                 (CUSIP Number)

                                 August 20, 2003
             (Date of Event Which Requires Filing of This Statement)

                            Arnold N. Bressler, Esq.
                    Milberg Weiss Bershad Hynes & Lerach LLP
                             One Pennsylvania Plaza
                       New York, NY 10119 - (212) 594-5300
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                                                    Page 2 of 10

CUSIP No.:  23282G105

(1) Name of reporting person: Bruce Meyers*

I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)

(a) [X] The M and B Weiss Family Limited Partnership of 1996 (the "Limited Partnership"), Melvyn I. Weiss, Michael Stone and Bruce Meyers may be considered a group based on their intention to jointly commence a consent solicitation to solicit the consents of the Company's shareholders to remove the Company's current directors and to elect the nominees to be named in such consent solicitation to serve as members of the Company's board of directors. None of Mr. Melvyn I. Weiss, the Limited Partnership, Mr. Meyers and Mr. Stone have any contracts, arrangements, understandings, or relationships with respect to securities of the Company, other than as set forth herein.

(b) [ ]

--------------------------------------------------------------------------------
(3) SEC use only

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(4) Source of funds (see instructions): PF/00 A portion of the shares beneficially owned by Mr. Meyers were obtained for services provided by Meyers Associates, L.P. a registered broker dealer. The services provided by Meyers Associates, L.P. included acting as financial advisor, placement agent and/or underwriter to the Company. Mr. Meyers is an executive officer, the sole stockholder and director of the corporate general partner of Meyers Associates, L.P.

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): N/A

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(6) Citizenship or place of organization: USA

--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

--------------------------------------------------------------------------------
(7) Sole Voting Power: 1,339,983 which includes 859,645 shares owned by Mr. Meyers; 4,740 shares owned by the Bruce Meyers Keogh; 33,800 shares of the Company's common stock owned by the Joseph Rita and Bruce Meyers Family Foundation for Life Inc., (the "Meyers Foundation") (Mr. Meyers is the
Chairman of the Board of the Meyers Foundation), 35,433 shares of the Company's common stock issuable upon the conversion of 35,433 shares of preferred stock owned by Bruce Meyers; and the following securities owned by Meyers Associates L.P. of which Mr. Meyers is an executive officer, the sole shareholder and director of the general partner of Meyers Associates, L.P.: 156,365 shares of common stock and 250,000 shares of common stock issuable upon the exercise of currently exercisable five-year warrants issued in 2002 to Meyers
Associates L.P.

--------------------------------------------------------------------------------
(8) Shared Voting Power: N/A

--------------------------------------------------------------------------------
(9) Sole Dispositive Power: See Item 7 above.

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(10) Shared Dispositive Power: See Item 8 above.

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,339,983

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11): 8.1%(1)

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(14) Type of Reporting Person (See Instructions): IN

----------
(1) Based on the Company's having 16,469,919 shares of common stock issued and outstanding, which assumes the conversion of 35,433 shares of the Company's preferred stock, owned by Bruce Meyers, into 35,433 shares of the Company's common stock and the conversion of currently exercisable warrants issued to Meyers Associates LP into 250,000 shares of the Company's common stock.

* This filing also amends the Schedule 13D that Bruce Meyers filed with the Securities and Exchange Commission on June 1, 2000.

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                                                                    Page 3 of 10

CUSIP No.:  23282G105

(1) Name of reporting person: Melvyn I. Weiss

I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)

(a) [X] The Limited Partnership, Melvyn I. Weiss, Michael Stone and Bruce Meyers may be considered a group based on their intention to jointly commence a consent solicitation to solicit the consents of the Company's shareholders to remove the Company's current directors and to elect the nominees to be named in such consent solicitation to serve as members of the Company's board of directors. None of Mr. Melvyn I. Weiss, the Limited Partnership, Mr. Meyers and Mr. Stone have any contracts, arrangements, understandings, or relationships with respect to securities of the Company, other than as set forth herein.

(b) [ ]

--------------------------------------------------------------------------------
(3) SEC use only

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(4) Source of funds (see instructions): PF

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): N/A

--------------------------------------------------------------------------------
(6) Citizenship or place of organization: USA

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Number of shares beneficially owned by each reporting person with:

--------------------------------------------------------------------------------
(7) Sole Voting Power: 578,450

--------------------------------------------------------------------------------
(8) Shared Voting Power: 24,400 which includes 4,400 owned by the Limited Partnership and 20,000 of which is owned by The M and B Weiss Family Foundation, Inc. (the "Foundation")(2).

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(9) Sole Dispositive Power: See Item 7 above.

--------------------------------------------------------------------------------
(10) Shared Dispositive Power: See Item 8 above.

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:  602,850

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11): 3.7%(3)

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions): IN

----------
(2) The Foundation is a New York not-for-profit corporation. Melvyn I. Weiss is the President, Treasurer and Chairman of the board of directors of the Foundation. Mr. Weiss' wife and children are also officers of the Foundation and are on its board of directors.

(3) Based on 16,184,486 issued and outstanding shares of the Company's common stock.

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(14) Type of Reporting Person (See Instructions): IN




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                                                                    Page 4 of 10

CUSIP No.: 23282G105

(1) Name of reporting person: The M and B Weiss Family Limited Partnership of 1996 (the 'Limited Partnership')

I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)

(a) [X] The Limited Partnership, Melvyn I. Weiss, Michael Stone and Bruce Meyers may be considered a group based on their intention to jointly commence a consent solicitation to solicit the consents of the Company's shareholders to remove the Company's current directors and to elect the nominees to be named in such consent solicitation to serve as members of the Company's board of directors. None of Mr. Melvyn I. Weiss, the Limited Partnership, Mr. Meyers and Mr. Stone have any contracts, arrangements, understandings, or relationships with respect to securities of the Company, other than as set forth herein.

(b) [ ]

--------------------------------------------------------------------------------
(3) SEC use only

--------------------------------------------------------------------------------
(4) Source of funds (see instructions): PF

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): N/A

--------------------------------------------------------------------------------
(6) Citizenship or place of organization: Delaware

--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

--------------------------------------------------------------------------------
(7) Sole Voting Power: 4,400

--------------------------------------------------------------------------------
(8) Shared Voting Power: N/A

--------------------------------------------------------------------------------
(9) Sole Dispositive Power: See Item 7 above.

--------------------------------------------------------------------------------
(10) Shared Dispositive Power: See Item 8 above.

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 4,400

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11): 0.03%(4)

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions): PN

----------
(4) Based on 16,184,486 issued and outstanding shares of the Company's common stock.

CUSIP No.: 23282G105

(1) Name of reporting person: Michael Stone

I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)

(a) [X] The Limited Partnership, Melvyn I. Weiss, Michael Stone and Bruce Meyers may be considered a group based on their intention to jointly commence a consent solicitation to solicit the consents of the Company's shareholders to remove the Company's current directors and to elect the nominees to be named in such consent solicitation to serve as members of the Company's board of directors. None of Mr. Melvyn I. Weiss, the Limited Partnership, Mr. Meyers and Mr. Stone have any contracts, arrangements, understandings, or relationships with respect to securities of the Company, other than as set forth herein.

(b) [ ]

--------------------------------------------------------------------------------
(3) SEC use only

--------------------------------------------------------------------------------
(4) Source of funds (see instructions): PF

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): N/A

--------------------------------------------------------------------------------
(6) Citizenship or place of organization: USA

--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

--------------------------------------------------------------------------------
(7) Sole Voting Power: 269,257 shares

--------------------------------------------------------------------------------
(8) Shared Voting Power: N/A

--------------------------------------------------------------------------------
(9) Sole Dispositive Power: See Item 7 above.

--------------------------------------------------------------------------------
(10) Shared Dispositive Power: See Item 8 above.

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:  269,257

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11): 1.7%(5)

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions): IN

----------
(5) Based on 16,184,486 issued and outstanding shares of the Company's common stock.

Item 1. Security and Issuer.

     The Reporting Persons are making this statement in reference to shares of Common Stock, par value $.01 per share (the "Common Stock"), of eXegenics, Inc., a Delaware corporation (the "Company"). The address of Company's principal executive offices is 2110 Research Row, Dallas, Texas 75235.

Item 2. Identity and Background.


     (a)  Names:       Bruce Meyers,
                       Melvyn I. Weiss,
                       The M and B Weiss Family Limited Partnership of 1996
                       (the "Limited Partnership") and
                       Michael Stone

     (b) Residence or business address:

                       Bruce Meyers
                       Meyers Associates, L.P.
                       45 Broadway, 2nd Floor
                       New York, NY  10006

                       Melvyn I. Weiss and
                       the Limited Partnership
                       c/o Milberg Weiss Bershad Hynes & Lerach LLP
                       One Pennsylvania Plaza
                       New York, NY  10119

                       Michael Stone
                       North American Home Health Supply, Inc.
                       16129 Cohasset
                       Van Nuys, CA 91406

     (c) Bruce Meyers is a registered representative, an executive officer, the sole stockholder and director of the Corporate general partner of Meyers Associates L.P. Meyers Associates, L.P. is a NASD registered broker-dealer. Meyers Associates, L.P.'s address is 45 Broadway, 2nd Floor, New York, NY 10006.

     Melvyn I. Weiss is an attorney and the Senior Partner of Milberg Weiss Bershad Hynes & Lerach LLP. Milberg Weiss Bershad Hynes & Lerach LLP's address is One Pennsylvania Plaza, New York, NY 10119.

     The Limited Partnership is a Delaware limited partnership which was formed to own, hold, manage, acquire, purchase, dispose of or otherwise deal in or with any interests or rights in any personal property or real property.

     Michael Stone is the president of North American Home Health Supply, Inc. Michael Stone's business address is North American Home Health Supply, Inc., 16129 Cohasset, Van Nuys, CA 91406

     (d) During the last five years, none of the Limited Partnership, Messrs. Weiss, Meyers or Stone have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).

     (e) During the last five years, none of the Limited Partnership, Messrs. Weiss, Meyers or Stone have been a party to a civil proceeding of a judicial or administrative body, and as a result of such proceeding was subject to a judgment, decree a final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Messrs. Weiss, Meyers and Stone are citizens of the United States. The Limited Partnership is duly organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

     Melvyn I. Weiss - personal funds; Michael Stone - personal funds; Bruce Meyers - personal funds and a portion of the shares beneficially owned by Mr. Meyers were obtained for services provided by Meyers Associates, L.P. a registered broker dealer. The services provided by Meyers Associates, L.P. included acting as financial advisor, placement agent and/or underwriter to the Company.

Item 4. Purpose of Transaction.

     Bruce Meyers, Michael Stone, the Limited Partnership and Melvyn I. Weiss intend to jointly commence a consent solicitation to solicit consents of the Company's shareholders to remove the Company's current directors and to elect the nominees to be named in such consent solicitation to serve as members of Company's board of directors.

Item 5. Interests in Securities of the Issuer.(6)

(a) Bruce Meyers beneficially owns 1,339,983 shares of the Common Stock of the Company, which represents 8.1% (7) of the total shares of the Company's Common Stock outstanding as of July 17, 2003.

     Melvyn I. Weiss beneficially owns 602,850 shares of the Common Stock of the Company, which represents 3.7% of the total shares of the Company's Common Stock outstanding as of July 17, 2003. This includes 4,400 shares of Common Stock owned by the Limited Partnership and 20,000 shares of Common Stock owned by the Foundation.

     The Limited Partnership beneficially owns 4,400 shares of Common Stock of the Company, which represents less than 1% of the total shares of the Company's Common Stock outstanding as of July 17, 2003.

     Michael Stone beneficially owns 269,257 shares of the Common Stock of the Company, which represents 1.7% of the total shares of the Company's Common Stock outstanding as of July 17, 2003.

     Collectively, Bruce Meyers, Michael Stone, Melvyn I. Weiss and the Limited Partnership beneficially own an aggregate 2,212,090 shares of the Common Stock of the Company, which represents 13.4%(7) of the total shares of the Company's Common Stock outstanding as of July 17, 2003.

(b) Bruce Meyers has sole voting and dispositive power with respect to 1,339,983 shares of the Company's Common Stock. This includes 859,645 shares of the Company's Common Stock owned by Mr. Meyers; 4,740 shares of the Company's Common Stock owned by the Bruce Meyers Keogh; 33,800 shares of the Company's Common Stock owned by the Meyers Foundation (Mr. Meyers is the Chairman of the Board of the Meyers Foundation for Life, Inc.), 35,433 shares of Common Stock issuable up on the conversion of 35,433 shares of preferred stock; and the following securities owned by Meyers Associates, L.P. of which Mr. Meyers is an executive officer, the sole shareholder and director of the

----------
(6) The Company's 14F-1, which was filed with the Securities and Exchange Commission on July 25, 2003, states that as of July 17, 2003 there were 16,184,486 shares of the Company's common stock issued and outstanding.

(7) Based on 16,469,919 shares of the Common Stock being issued and outstanding, which assumes the conversion of 35,433 shares of the Company's preferred stock, owned by Bruce Meyers, into 35,433 shares of the Company's Common Stock and the conversion of currently exercisable warrants issued to Meyers Associates LP into 250,000 shares of the Company's Common Stock.

general partner of Meyers Associates, L.P.: 156,365 shares of Common Stock and 250,000 shares of common stock issuable upon the exercise of currently exercisable five-year warrants issued in 2002 to Meyers Associates, L.P.

     Michael Stone has sole voting and dispositive power with respect to 269,257 shares of the Company's Common Stock.

     Melvyn I. Weiss has sole voting and dispositive power with respect to 578,450 shares of the Company's Common Stock.

     Melvyn I. Weiss has shared voting and dispositive power with respect to 24,400 shares of the Company's Common Stock of which 4,400 shares of the Company's Common Stock are owned by the Limited Partnership and 20,000 shares of the Company's Common Stock are owned by the Foundation.

     Barbara Weiss is co-general partner of the Limited Partnership and secretary of the Foundation and a member of its board of directors and, therefore, has shared voting and dispositive powers with respect to the 20,000 shares of the Company's Common Stock owned by the Foundation and the 4,400 shares of the Company's Common Stock owned by the Limited Partnership.

     Gary, Leslie and Stephen Weiss are Vice Presidents of the Foundation and members of its board and as such have shared voting and dispositive power with respect to the 20,000 shares of the Company's Common Stock owned by the Foundation.

     Mrs. Weiss' address is c/o Milberg Weiss Bershad Hynes & Lerach LLP, One Pennsylvania Plaza, New York, New York 10119.

     Gary, Leslie and Stephen Weiss' addresses are c/o Milberg Weiss Bershad Hynes & Lerach LLP, One Pennsylvania Plaza, New York, New York 10119.

     Gary Weiss is a consultant with Valeo Partners, LLC. The address for Valeo Partners, LLC is 99 Seaview Boulevard, Port Washington, New York 11050. Stephen Weiss is an attorney and partner in the law firm of Seeger Weiss LLP. Seeger Weiss LLP has an address at One William Street, New York, New York 10004.

     During the last five years, Barbara, Gary, Leslie and Stephen Weiss have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).

     During the last five years, Barbara, Gary, Leslie and Stephen Weiss have not been a party to a civil proceeding of a judicial or administrative body, and as a result of such proceeding was subject to a judgment, decree a final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Barbara, Gary, Leslie and Stephen Weiss are citizens of the United States.

(c) The following is a summary of the transactions in the Common Stock of the Company made by the specified person in the last sixty days. The below referenced transactions were effected on the Nasdaq Stock Market

                                          Type of     Number of Shares of Common   Price Per
          Name                 Date     Transaction              Stock               Share
---------------------------   -------   -----------   --------------------------   ---------
Meyers Associates, L.P.       6/17/03    Purchase                 1,891             $  .57
Meyers Associates, L.P.       6/18/03    Purchase                 3,301             $  .57
Meyers Associates, L.P.       6/20/03    Purchase                10,000             $  .56
Meyers Associates, L.P.       6/26/03    Purchase                10,000             $  .54
Meyers Associates, L.P.       6/27/03      Sale                   2,400             $  .50
Meyers Associates, L.P.       7/02/03    Purchase                 2,500             $  .51

Meyers Associates, L.P.       7/16/03      Sale                  25,000             $.5695
Meyers Associates, L.P.       7/17/03      Sale                   5,000             $  .59
Meyers Associates, L.P.       7/22/03    Purchase                10,000             $  .58
Meyers Associates, L.P.       7/24/03    Purchase                 8,464             $  .56
Meyers Associates, L.P.       7/25/03    Purchase                 6,600             $  .55
Meyers Associates, L.P.       8/04/03    Purchase                11,850             $  .53
Meyers Associates, L.P.       8/05/03    Purchase                10,100             $  .52
Meyers Associates, L.P.       8/06/03    Purchase                 3,325             $  .53
Meyers Associates, L.P.       8/06/03    Purchase                 9,934             $  .54
Meyers Associates, L.P.       8/07/03    Purchase                 7,600             $  .55
Meyers Associates, L.P.       8/07/03    Purchase                 2,400             $  .54
Michael Stone                 8/06/03    Purchase                20,000             $  .55
Michael Stone                 8/12/03    Purchase                20,000             $  .54
Melyvn I. Weiss                 N/A         N/A                     N/A                N/A
The M and B Weiss Family
Limited Partnership of 1996     N/A         N/A                     N/A                N/A

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Meyers Associates, L.P. entered into a financial advisory agreement with the Company on August 13, 2002 pursuant to which it provided financial advisory services to the Company. Under the Agreement, the Company paid Meyers Associates, L.P. $128,000. In addition, the Company issued Meyers Associates, L.P. warrants to purchase 125,000 shares of the Company's common stock at the purchase price of $1.00 per share, with an expiration date of August 13, 2007, and additional warrants to purchase 125,000 shares of the Company's common stock at a purchase price of $0.55 per share, with an expiration date of August 13, 2007. Meyers Associates, L.P. also received reimbursement for reasonable out-of-pocket expenses.

     The Limited Partnership, Melvyn I. Weiss, Michael Stone and Bruce Meyers may be considered a group based on their intention to jointly commence a consent solicitation to solicit the consents of the Company's shareholders to remove the Company's current directors and to elect the nominees to be named in such consent solicitation to serve as members of the Company's board of directors. None of Mr. Melvyn I. Weiss, the Limited Partnership, Mr. Meyers and Mr. Stone have any contracts, arrangements, understandings, or relationships with respect to securities of the Company, other than as set forth herein.

Item 7. Materials to be Filed as Exhibits.

     N/A

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 20, 2003


                                            /s/ Bruce Meyers
                                            ------------------------------------
                                            Bruce Meyers


                                            /s/ Michael Stone
                                            ------------------------------------
                                            Michael Stone


                                            The M and B Weiss Family
                                            Limited Partnership of 1996


                                            By: /s/ Melvyn I. Weiss
                                                --------------------------------
                                                Melvyn I. Weiss, General Partner


                                            /s/ Melvyn I. Weiss
                                            ------------------------------------
                                            Melvyn I. Weiss